Filed pursuant to Rule 424(b)(3)
SEC File No. 333-100186

PNM RESOURCES, INC
DIRECT PLAN
(a stock purchase and dividend reinvestment plan)
3,758,251 SHARES
COMMON STOCK
(no par value)

PNM Resources, Inc., a New Mexico corporation, is an investor-owned holding company of energy and energy-related businesses. With this Prospectus, we are offering you the opportunity to participate in our PNM Resources, Inc. Direct Plan (the “Plan” or “PNM Resources Direct”). The Plan provides investors with a convenient and economical way to purchase shares of our common stock, and to reinvest cash dividends in additional shares of our common stock.

PLAN HIGHLIGHTS

•	You can open your PNM Resources Direct account with an initial investment of just $50.

•	Other than a trading fee (currently 6 cents per share), you will not incur any transaction costs or brokerage charges to purchase shares through PNM Resources Direct.

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Shareholders who own fewer than 100 shares of our stock are automatically enrolled in dividend reinvestment, which allows your investment to grow with each quarterly dividend distribution. You pay no trading fee or any other service charge for reinvesting your dividends.

•	Interested new investors and participants may enroll or make changes to their individual plan options on-line through Investor ServiceDirect® at www.melloninvestor.com.

•	You may purchase additional shares of our stock through cash payments made by check, on-line through Investor ServiceDirect® or by automatic monthly withdrawals from a checking or savings account.

•	Investments of cash and cash dividends in our common stock will normally be made within 5 business days of receipt.

•	Under certain circumstances, PNM Resources may waive the maximum investment limit of $100,000 per year in order to raise additional capital through the sale of newly issued shares under the Plan.

•	The Plan Administrator is Mellon Bank, N.A.

Unlike an individual stock brokerage account, the timing of purchases and sales is subject to the provisions of the Plan. You should carefully read this prospectus to find out more about the Plan. If you wish to continue your participation in the Plan, you do not need to do anything at this time. If you are currently a participant, and after reviewing this prospectus, you do not wish to continue participation in the Plan, you should contact the Plan Administrator. You may terminate your participation in the Plan at any time.

Investing in our shares of common stock involves risks. See “RISK FACTORS” on page 1 and “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS” on page 4.

The Plan does not represent a change in the dividend policy of PNM Resources. The payment of dividends is at the discretion of our board of directors and will depend on future earnings, our financial condition and other factors. Our board may change the amount and timing of dividends at any time and without notice.

The common stock of PNM Resources is traded on the New York Stock Exchange under the ticker symbol PNM. The closing price of our common stock on  August 30, 2006 was $28.55. Our principal executive offices are located at Alvarado Square, Albuquerque, NM 87158. The telephone number is (505) 241-2700.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 31, 2006.

No person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by PNM Resources, Inc. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in affairs of the company since the date hereof.

RISK FACTORS

Before you invest in our common stock, you should carefully consider the risks set forth in Part I, Item 1A of our Annual Report on Form 10-K/A for the year ended December 31, 2005, which is incorporated by reference in this prospectus. See also “WHERE YOU CAN FIND MORE INFORMATION” about future filings, which we will make with the Securities and Exchange Commission, or SEC, some of which may contain additional risk factors, and are incorporated by reference into this prospectus and “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS”. If any of the risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Please note that you do not have control or authority to direct the price or time at which common stock is purchased or sold for Plan accounts. Therefore, you bear market risk associated with fluctuations in the price of common stock as the price of common stock may go up or down before a purchase or sale is made for your account.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnmresources.com. The contents of the website are not a part of this Registration Statement. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are accessible free of charge at http://www.pnmresources.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These reports are also available upon request in print from us free of charge.

In connection with this offering, we have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (“Securities Act”). As permitted by SEC rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of the securities we may offer, you should refer to the registration statement, including its exhibits.

We are “incorporating by reference” in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently with the SEC that is incorporated by reference in this prospectus or a prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC, other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2005 as filed on August 8, 2006;

•	Our Definitive Proxy Statement on Schedule 14A as filed on April 7, 2006;

•	Our Quarterly Report on Form 10-Q/A (Amendment No. 1) for the quarter ended March 31, 2006 as filed on August 8, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as filed on August 9, 2006;

•	Our Current Reports on Form 8-K as filed on January 20, February 17, March 31, April 21, May 26 and July 21, 2006, August 17, 2006 and August 31, 2006; and

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The description of our common stock contained in our Current Report on Form 8-K filed on December 31, 2001 and any amendment or report filed for the purpose of updating such description, including our Current Report on Form 8-K filed on August 17, 2006.

We also incorporate by reference into this prospectus any filings we make with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and before termination of this offering.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at PNM Resources, Inc., Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Investor Relations. You may also telephone your request at (505) 241-2477.

PNM RESOURCES, INC.

PNM Resources, Inc. is an investor-owned holding company of energy and energy-related businesses. Our primary subsidiaries are Public Service Company of New Mexico, or PNM, Texas-New Mexico Power Company, or TNMP, First Choice Power, L.P., or First Choice, and Altura Power L.P., or Altura Power.

PNM is an integrated public utility with (a) regulated operations primarily engaged in (i) the generation, transmission, distribution and sale of electricity for retail customers in New Mexico and the sale of transmission to third parties as well as to affiliated operations and (ii) transmission, distribution and sale of natural gas within the State of New Mexico, and (b) unregulated operations primarily focused on the sale and marketing of electricity into the wholesale market in the western United States. With our June 2005 acquisition of TNP Enterprises, Inc. (“TNP”), PNM Resources acquired the operations of both of TNP’s wholly owned subsidiaries, TNMP and First Choice. TNMP is a regulated utility operating in Texas and New Mexico. In Texas, TNMP provides regulated transmission and distribution services. In New Mexico, TNMP provides regulated integrated electric services that include the transmission, distribution, purchase and sale of electricity. First Choice is a competitive retail electric provider operating in Texas. On April 18, 2006, our indirect subsidiary, Altura Power, completed the acquisition of the Twin Oaks business, which included a 305-megawatt coal fired Twin Oaks power plant facility located 150 miles south of Dallas, Texas.

Our executive office is located at Alvarado Square, Albuquerque, New Mexico 87158, and our telephone number is (505) 241-2700.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and other documents that we file with the SEC that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies, are made pursuant to the Private Securities Litigation Reform Act of 1995. Forward-looking statements often can be identified by the words “believe”, “expect”, “anticipate”, “estimate” or similar expressions. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates and we assume no obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Since actual results may differ materially from those expressed or implied by these forward-looking statements, we caution readers not to place undue reliance on these statements. Our business, financial condition, cash flow and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include:

•	The potential unavailability of cash from PNM Resources’ subsidiaries due to regulatory, statutory and contractual restrictions,

•	The outcome of any appeals of the Public Utility Commission of Texas order in the stranded cost true-up proceeding,

•	The ability of First Choice to attract and retain customers,

•	Changes in Electric Reliability Council of Texas protocols,

•	Changes in the cost of power acquired by First Choice,

•	Collections experience,

•	Insurance coverage available for claims made in litigation,

•	Fluctuations in interest rates,

•	The risk that the Twin Oaks power plant will not be successfully integrated into PNM Resources,

•	Conditions in the financial markets affecting PNM Resources’ permanent financing for the Twin Oaks power plant acquisition,

•	Weather, including impacts on PNM Resources and its subsidiaries of hurricanes in the Gulf Coast region,

•	Water supply,

•	Changes in fuel costs,

•	Availability of fuel supplies,

•	The effectiveness of risk management and commodity risk transactions,

•	Seasonality and other changes in supply and demand in the market for electric power,

•	Variability of wholesale power prices and natural gas prices,

•	Volatility and liquidity in the wholesale power markets and the natural gas markets,

•	Changes in the competitive environment in the electric and natural gas industries,

•	The performance of generating units, including Palo Verde Nuclear Generating Station, and transmission systems,

•	The market for electrical generating equipment,

•	The ability to secure long-term power sales,

•	The risks associated with completion of generation, transmission, distribution and other projects, including construction delays and unanticipated cost overruns,

•	State and federal regulatory and legislative decisions and actions,

•	The outcome of legal proceedings,

•	Changes in applicable accounting principles, and

•	The performance of state, regional and national economies.

SUMMARY OF THE PLAN

The following summary of the Plan may omit certain information that may be important to you. If you wish to receive a copy of the actual text of the Plan as filed with the Securities and Exchange Commission, please contact: PNM Resources, Inc., Investor Relations, Alvarado Square, Albuquerque, New Mexico 87158, telephone (505) 241-2477.

Purpose

The purpose of the Plan is to provide new and existing shareholders with a convenient and economical method of investing cash and cash dividends in shares of our common stock. Since new shares of our common stock, or shares held in our treasury, may be purchased directly from us, we may receive additional funds for general corporate purposes.

Nothing in this prospectus or other Plan information represents a recommendation by PNM Resources or anyone else that any person buy or sell PNM Resources common stock. We urge you to read this prospectus thoroughly before you make your own independent decision regarding whether or not to invest in PNM Resources common stock through this Plan.

The value of shares of PNM Resources common stock may increase or decrease from time to time. A Plan participant, like the owner of directly held shares, bears all risk of loss that may result from market fluctuations in the price of our common stock. Unlike an individual stock brokerage account, however, a Plan participant does not have control or authority to direct the price or time at which common stock held under the Plan for the Participant is purchased or sold. We cannot guarantee that shares purchased under the Plan will, at any particular time, be worth more than their purchase price. The Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, or any other entity does not insure Plan accounts.

Participation—How to Join

First time investors:

After you have read this prospectus, you may complete the Enrollment Form included, or, you may enroll on-line through Investor ServiceDirect® at www.melloninvestor.com. Click the "Stock Purchase Plans" button, at the "easy search" screen select the ticker symbol button and enter PNM, then follow the instructions for authorizing your initial investment and indicate whether you want to participate in the full or partial dividend reinvestment portion of the Plan.

If you purchase or currently own less than 100 shares, you will automatically be enrolled in the dividend reinvestment portion of the Plan, unless you request to receive cash dividends. All investments must be made in U.S. dollars and drawn on a U.S. bank.

You may make your initial investment by:

1.	authorizing an electronic debit of at least $50 but not more than $100,000 from your U.S. bank account. This alternative is available to on-line investors only; or

2.	mailing a check for at least $50 but not more than $100,000 drawn on a U.S. bank account to the Plan administrator along with your Enrollment Form.

Follow the instructions on the on-line Enrollment Wizard to indicate your selection and, if paying by check, print out the instruction sheet and submit the sheet as indicated with your check, together with your Enrollment Form. You can then make an election to have your dividends reinvested and/or make optional cash investments as described more fully below.

The Plan Administrator may confirm certain transactions affecting the amount of shares in your Plan account and produce Plan statements in paper form from time to time and will mail these to you at the address you give when you enroll in the Plan.

Current shareholders:

Our shareholders whose common stock is registered with us are automatically eligible to participate in the dividend reinvestment portion of the Plan, and may make optional cash investments and sell shares through the Plan. If you are a shareholder of record holding less than 100 shares, you will automatically be enrolled in the full dividend reinvestment portion of the Plan and your quarterly PNM Resources dividend will be applied to purchasing additional shares of stock. If you own fewer than 100 shares but would prefer to have your dividend paid to you in cash, you must contact the Plan Administrator and request a cash payment. As a shareholder participating in the Plan with less than 100 shares, you will have access to your account on-line through Investor ServiceDirect® at www.melloninvestor.com and by telephone at 1-877-663-7775 and you will receive annual account statements, but you may no longer elect the partial dividend reinvestment option.

If you are a shareholder of record owning 100 shares or more you may elect to reinvest all or part of your dividends pursuant to the Plan. As a shareholder participating in the Plan with more than 100 shares, you will have access to your account on-line through Investor ServiceDirect® at www.melloninvestor.com and by telephone at 1-877-663-7775 and you will receive quarterly account statements.

Dividend payments not reinvested will be paid to you in the usual manner.

For current shareholders and new investors:

You may sign up for automatic monthly investments, change your investment amount or make additional investments at any time by accessing your account on-line through Investor ServiceDirect® at www.melloninvestor.com and using the account management feature or by telephone at 1-877-663-7775.

You may establish additional investment accounts for children or dependents by following the instructions on the on-line Enrollment Wizard applicable to custodial or trust accounts or by telephone at 1-877-663-7775.

How the Optional Cash Investments Work

In addition to having your dividend payments reinvested in our common stock, you may buy additional shares by investing a minimum of $50 at any one time not to exceed the "maximum" of $100,000 per year. You may submit your optional cash investments by check, money order or by authorizing electronic transfers. Do not send cash. You can make individual automatic deductions from your bank account through Investor ServiceDirect® by accessing your account on-line through the Plan Administrator's website www.melloninvestor.com. Upon receipt of the funds, the Plan Administrator will normally invest initial and optional cash investments at least once every five (5) business days.

Optional cash investments of more than $100,000 per year by any current participant and any initial cash investment by a new investor in excess of $100,000 may only be made pursuant to a request for waiver that has been granted by us as described in more detail on page 16 of this prospectus. Investors may make individual cash investments or invest regularly over a period of time.

Your Funds Will Be Fully Invested

Funds invested pursuant to the Plan are fully invested in whole and fractional shares (computed to four decimal places) of our common stock either through the purchase of shares directly from us or the purchase of shares in the open market (or through a combination of these methods). We pay dividends on both whole shares and fractions of shares.

Share Safekeeping

For your convenience, shares purchased through the Plan will be maintained by the Plan Administrator in non-certificated (book-entry) form. Additionally, the Plan offers a "safekeeping" service whereby you may deposit, free of any service charges, certificates representing your shares of common stock and have your ownership of such common stock maintained on the Plan Administrator's records as part of your account. This feature protects against loss, theft or destruction of stock certificates. A share certificate will be delivered to you free of charge, upon request.

You May Sell, Withdraw or Transfer Your Shares at Any Time

You may sell or withdraw shares of our common stock credited to your account, including those shares deposited into the Plan for safekeeping, through the Plan. Currently there is a $15.00 processing fee, plus a trading fee of $0.06 per share, for sale transactions and liquidations. A statement will be mailed to you for each transaction that takes place. Additionally, you may transfer or make gifts to others of our common stock by contacting the Plan Administrator. There is no fee for this service.

Plan Administrator

Mellon Bank N.A. will administer the Plan and act as agent for the participants. Mellon Bank N.A. has designated its affiliates, Mellon Investor Services and Mellon Securities LLC, and other agents to perform certain services for the Plan.

You may contact the Plan Administrator as directed below:

Call Mellon Investor Services         1-877-663-7775
                                On-line over the Internet at:             www.melloninvestor.com

You may write the Plan Administrator at the following address:

Mellon Investor Services
P.O. Box 3338
South Hackensack, NJ 07606-1938

Please include your daytime telephone number, your social security or tax I.D. number and a reference to PNM Resources, Inc. on all correspondence.

TERMS AND CONDITIONS OF THE PLAN

Am I Eligible to Participate in the Plan?

You are eligible to participate in the Plan if you meet the requirements outlined below.

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If you do not currently own our stock. If you do not currently own any of our stock you may join the Plan, after receiving a copy of this prospectus, by making an initial investment of at least $50, but not more than $100,000. All U.S. citizens, U.S. residents and non-U.S. residents are eligible to participate in the Plan, whether they are current shareholders or not. In all cases, however, investments must be made in U.S. currency drawn on a U.S. bank. Prior to investing in our common stock, each participant is responsible for reviewing the applicable laws of his or her country of residence to determine if there are any restrictions on investment.

You can get started in the Plan by enrolling on-line through Investor ServiceDirect® at www.melloninvestor.com (see Participation - How to Join) or by returning a completed Enrollment Form to the Plan Administrator, along with your check or money order payable to PNM Resources Direct. Do not send cash. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. Please allow two (2) weeks for your account to be established, initial shares to be purchased and a statement to be mailed to you.

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If you currently own our stock. If you already own less than 100 shares of our stock and the shares are registered in your name, you are automatically enrolled in the full dividend reinvestment portion of the Plan. If you already own 100 shares or more of our stock and the shares are registered in your name, you may join the dividend reinvestment portion of the Plan by enrolling on-line (see Participation - How to Join) or by returning a completed Enrollment Form to the Plan Administrator. In either case, participants are eligible for the optional purchase portion of the Plan.

If your shares are held in a brokerage, bank or other intermediary account, and you wish to participate directly in the Plan, you should instruct your broker, bank or trustee to register some or all of your shares of our common stock directly in your name.

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If you are already enrolled. If you are currently enrolled in the PNM Resources Direct Plan, and do not want to change your participation, no further action is required for your continued participation. However, if you wish to change your participation in any way (e.g., from partial to full reinvestment), you must submit a new Enrollment Form or access the account management feature on-line through Investor ServiceDirect® at or by telephone at 1-877-663-7775. If you own less than 100 shares of our stock, partial reinvestment of cash dividends is not available.

What are my investment options?

Once enrolled in the Plan, you may purchase additional shares of common stock through reinvestment of your dividends and/or by cash investments as described below:

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Dividend reinvestment. If you are a shareholder of record and you own less than 100 shares, you will automatically be enrolled in the Plan and will have your dividends reinvested in additional shares (unless you contact the Plan Administrator as directed on page 8 of this prospectus to request cash dividends). In addition, you will receive an annual statement and will have electronic access to your account on-line through Investor ServiceDirect® at or by telephone at 1-877-663-7775. If you are a shareholder of record owning 100 shares or more, you may choose to reinvest all or a portion of the regular cash dividends paid on your shares held in the Plan toward the purchase of additional shares of our common stock. In addition, you will receive a quarterly account statement and have electronic access to your account on-line through Investor ServiceDirect® at or by telephone at 1-877-663-7775.

You may change your dividend reinvestment election at any time by notifying the Plan Administrator. For a particular dividend to be reinvested, your notification must be received before the record date for that dividend. (The record date is approximately 14 days before the dividend payment date.)

You may, of course, choose not to reinvest any of your dividends, in which case the Plan Administrator will remit any dividends to you by check or automatic deposit to a bank account you designate.

If you elect to reinvest your dividends, you must choose one of the following:

•	Full dividend reinvestment. This means you will purchase additional shares through the Plan by investing all your cash dividends.

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Partial dividend reinvestment. If you own 100 shares or more and choose to reinvest less than all your dividends, you may receive a cash dividend payment based on the number of full shares you specify and reinvest the dividends on all remaining shares. This allows you to receive a fixed amount of cash each quarter (assuming the dividend stays the same).

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Optional cash investments. You may purchase additional shares of our common stock by using the Plan's optional cash investment feature. You must invest at least $50 at any one time but not more than $100,000 per year. Upon receipt of your funds, the Plan Administrator will invest initial and additional cash investments as promptly as practicable, normally at least once every 5 business days.

Shares will be posted to your account in whole and fractional shares immediately upon settlement, usually within 3 business days. You will receive a confirmation of your transaction by paper statement at the postal address you give us when you enroll in the plan.

In the unlikely event that, due to unusual market conditions, the Plan Administrator is unable to invest your funds within 35 days, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment.

For automatic monthly purchases, the amounts you have authorized will be withdrawn from your banking account on the 24th day of each month, or the next succeeding business day if the 24th falls on a weekend or holiday. The funds will be credited to your account and invested within 5 business days of receipt by the Plan Administrator.

The Plan Administrator will use your investment to purchase as many full and fractional shares as possible. Fractional share amounts will be computed to four decimal places.

You may make optional cash investments by sending a check or money order (not cash) to the Plan Administrator payable to PNM Resources Direct, or by authorizing individual electronic transfers from your bank account by accessing your account on-line through Investor ServiceDirect® at www.melloninvestor.com. To facilitate processing of your investment when you send a check or money order, please use the transaction stub attached to your Plan statement. Mail your investment and transaction stub to the address specified on the statement. A $35 fee will be assessed for a check or electronic debit that is returned for insufficient funds. Please see the fee schedule attached as Appendix A.

How are my shares typically purchased and how is the purchase price for the shares determined?

Shares of our common stock purchased under the Plan will, at our election, be newly issued shares purchased directly from us, treasury shares purchased directly from us, shares purchased by a broker, or a combination thereof. If shares are purchased under the Plan directly from us and by the Plan Administrator through its broker, each participant's Plan account will be credited with its pro rata portion of the number of shares purchased directly from us and by the broker. We have full discretion as to whether the common stock purchased under the Plan will be purchased on the open market or purchased directly from us, based on our need for capital.

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Common Stock purchased in the open market. The investment price of our common stock purchased in the open market with reinvested dividends, with initial cash investments or with optional cash investments will be the weighted average price, including applicable brokerage trading fees, incurred in connection with the purchase of such shares for the relevant investment date. No interest will be paid on funds held by the Plan Administrator pending investment. The Plan Administrator will normally invest cash dividends within 5 business days of the dividend payment date and will normally invest initial and optional cash investments at least once every 5 business days. The brokerage trading fee is currently 6 cents per share. We will pay this fee for shares purchased with reinvested dividends and so the weighed average price for such shares will not include this trading fee. See Appendix A.

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Common Stock purchased directly from us. The price of our common stock purchased directly from us with reinvested dividends, initial cash investments or optional cash investments will be the average of the high and low sale prices of shares of our common stock reported on the NYSE on the dividend payment date, initial cash investment date or optional cash investment date, as the case may be. No interest will be paid on funds held by the Plan Administrator pending investment. The Plan Administrator will normally invest initial and optional cash investments at least once every 5 business days.

The “weighted average price” used to calculate the investment price of open market purchases assumes the use of multiple open market purchases to invest plan participant investments. For example, if plan investments required the acquisition of 5,000 shares for allocation to 100 investors and the plan needed the following three separate purchases in the open market to acquire the 5,000 shares, the weighted average would be calculated as follows:

1,000 shares @ $21.00 =      $21,000
3,000 shares @ $21.25 =      $63,750
1,000 shares @ $21.125 =    $21,125
$105,875 / 5,000 = $21.175

The same computational method, however, is not used for shares purchased directly from us because shares purchased in the open market are based upon specific open market transactions that need to be allocated to participants at actual cost. Newly issued shares issued by the Company are not based on specific transactions that need to be allocated but are based on the market, for that day, which is best represented by an average of the low and the high prices of the common stock for the entire day.

Thus, for shares purchased directly from the Company, the issuance price of those shares will be based on the average of the high and low prices of stock trades during the day. If, for example, there were only three trades on a day, at prices indicated in the previous example for market purchases, the average of the high and low prices would be $21.125 per share ((21.00+21.25)/2).

Your account will be credited with that number of shares, including fractional shares computed to four decimal places, equal to the amount invested with respect to your Plan account, divided by the price per share of such shares for all purchases for all Plan participants during the applicable period.

You do not have control or authority to direct the price or time at which common stock is purchased or sold for Plan accounts. Therefore, you bear market risk associated with fluctuations in the price of common stock as the price of common stock may go up or down before a purchase or sale is made for your account.

Unless you request one, certificates for shares of common stock purchased under the Plan will not be issued. The number of shares purchased for your account under the Plan will be shown on your statement of account in book-entry form.

Certificates for any number of whole shares credited to your account under the Plan will be issued upon your request. Any remaining full shares and fractions of a share will continue to be credited to your account. Certificates for fractions of shares will not be issued.

How do I sell my shares out of the Plan?

You may sell any number of shares held in book-entry form by notifying the Plan Administrator by phone at 1-877-663-7775, by accessing your account on-line through Investor ServiceDirect® at www.melloninvestor.com, or in writing. Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold by the close of the trading day for requests received by the Plan Administrator by 1:00 p.m. eastern time. The sale price will be the weighted average price of all shares sold for Plan participants during the period. Please note that the Plan Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All requests are final. The Plan Administrator will mail a check to you (less applicable sales fees) on the settlement date, which is 3 business days after your shares have been sold. Please allow an additional 5 to 7 business days from the settlement date for the post office to deliver your check.

Currently, there is a $15.00 processing fee, plus a trading fee of $0.06 per share, for sale transactions and liquidations.

Alternatively, you may choose to sell your shares through a stockbroker of your choice, in which case you would have to request a certificate for your shares from the Plan Administrator prior to such sale.

What is Safekeeping?

Shares of our common stock that you buy under the Plan will be maintained in your Plan account for safekeeping. You will receive a periodic Plan statement detailing the status of your holdings. Safekeeping protects your shares against loss, theft or accidental destruction. Safekeeping also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Plan.

If you own additional shares of our common stock in certificated form, you may deposit your certificates into your Plan account, free of charge. To use this service, send your certificates to Mellon Investor Services by registered mail with written instructions to deposit them into your Plan account for safekeeping. The Plan Administrator will provide loss insurance coverage for your certificates with a value not exceeding $100,000 in any one shipping package that is mailed to its address at 480 Washington Boulevard, Jersey City, New Jersey 07310 by USPS registered mail or by any of the following overnight couriers: Airborne, DHL, Emery, Express Mail, FedEx, Purolator, TNT and UPS. Do not endorse the certificates or complete the assignment section.

Note: Mail loss insurance covers only the replacement of shares of stock and in no way protects against any loss resulting from fluctuations in the value of such shares.

May I gift my shares out of the Plan?

You may gift or transfer your shares to any recipient you choose by:

•	making an initial $50 cash investment to establish an account in the recipient's name or

•	transferring shares from your account to the recipient.

You must transfer a whole number of shares unless you transfer your entire account. You may transfer shares to new or existing shareholders. The Plan Administrator will automatically place such new accounts in full dividend reinvestment status. New participants, at their discretion, may elect another option. If you participate in the dividend reinvestment portion of the Plan and your request to either transfer all your shares or make a partial sale and transfer the balance of your shares is received between the ex-dividend date (the day after the last day during the quarter on which stock can be transferred with the new owner receiving that quarter’s dividend payout), and the dividend record date, the processing of your request may be held until after your account is credited with reinvested dividends.

You must have your signature guaranteed by a financial institution participating in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing the certificate or transfer instructions is in fact the registered owner as the name appears on the stock certificate or stock power.

If you need additional assistance, please contact the Plan Administrator.

How do I get my stock certificates?

You may withdraw all or some of the shares from your Plan account by notifying the Plan Administrator. Certificates will be issued for whole shares only. If your request involves a fractional share, a check (less any applicable fees) for the value of the fractional share will be mailed to you.

Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is issued in a name other than that on your Plan account registration form, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Guarantee program, as described above.

What are the fees relating to participation in the Plan?

The current fees are described in Appendix A. The Plan Administrator will deduct the applicable fees from the investment amount or proceeds from a sale.

How is my investment tracked?

If you participate in the dividend reinvestment portion of the Plan and you hold 100 shares or more, the Plan Administrator will mail you a quarterly Plan statement showing all transactions (shares, amounts invested, purchase prices) for your account, including year-to-date and other account information. If you own less than 100 shares, you will receive an annual statement.

Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

Please retain your Plan statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

How do I terminate participation in the dividend reinvestment portion of the Plan?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Plan Administrator. The Plan Administrator must receive such notice before the close of business on the record date for any dividend payment in order to terminate your dividend reinvestment participation prior to such dividend payment date. The Plan Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share. You may also request the sale of all or part of any such shares or have the Plan Administrator electronically transfer your shares to your brokerage account.

After you terminate your participation in the dividend reinvestment portion of the Plan, you may rejoin at any time by re-enrolling with the Plan Administrator. However, the Plan Administrator has the right to reject such enrollment if you repeatedly join and withdraw from the Plan, or for any other reason. The Plan Administrator's exercise of such right is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term shareholder investment service.

What are the material federal income tax consequences of my participation in the Plan?

Your reinvested dividends will be treated for federal income tax purposes in the same manner they would have been treated had you received such dividends in cash on the applicable dividend payment date. Your tax basis in the shares purchased will be equal to the amount of the cash dividends and optional cash investments applied to the purchases of such shares. Your holding period for the shares acquired pursuant to the Plan will begin on the day after the date the shares are purchased. You may recognize gain or loss when your shares (including fractional shares) are sold or otherwise disposed of in a taxable exchange, whether by the Administrator on your behalf or by you upon withdrawal of your shares from the Plan. The amount of such gain or loss will be the difference between the amount you receive for the shares and your tax basis in such shares. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISER TO DETERMINE THE PARTICULAR TAX CONSEQUENCES THAT MAY RESULT FROM YOUR PARTICIPATION IN THE PLAN AND THE SUBSEQUENT SALE OR OTHER DISPOSITION OF SHARES ACQUIRED UNDER THE PLAN, INCLUDING THE EFFECT OF ANY APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

OTHER PROVISIONS

How do I view the status of my account?

You can view the status of your account at any time by logging onto Investor ServiceDirect® at www.melloninvestor.com or by telephoning 1-877-663-7775. New investors establish a Personal Identification Number (PIN) when setting up their account. For existing shareholders to gain access, use the 12-digit Investor Identification Number (which can be found in a bolded box on your dividend check stub) to establish a PIN.

How do I change or stop the automatic investment feature?

Simply access your account through Investor ServiceDirect® on www.melloninvestor.com or by telephoning 1-877-663-7775, choose the "Purchase/Sell" menu and indicate your change in the "Periodic Purchase" selection. Your request must be received at least three business days before the 24th day of the month.

Plan modification or termination

We reserve the right to suspend, modify or terminate the Plan at any time. You will receive notice of any such suspension, modification or termination. We, together with the Plan Administrator, also reserve the right to change any administrative procedures of the Plan.

Suspension or termination

We reserve the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing and will continue to keep your shares safe but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you upon request.

Limitation of liability

The Plan provides that neither we nor the Plan Administrator in administering the Plan nor any independent agent will be liable for any act done in good faith or for the good faith omission to act in connection with the Plan. This includes, without limitation, any claims of liability:

•	for failure to terminate your account upon your death or adjudicated incompetence prior to receiving written notice of such death or adjudicated incompetence; or

•	relating to purchase or sale prices reflected in your Plan account or the dates of purchases or sales of your Plan shares; or

•	for any loss or fluctuation in the market value after purchase or sale of such shares. The foregoing does not represent a waiver of any rights you may have under applicable securities laws.

How do I make an initial or optional cash investment over the maximum yearly amount?

If you wish to make an initial or optional cash investment in excess of $100,000 and be eligible for a potential discount from the market price, you must obtain our prior written approval. To obtain our approval, you must submit a request for waiver. To make this request, you should obtain a "Request For Waiver" form by contacting Mellon's Waiver Department at 1-201-680-5300. Completed Request For Waiver forms should be sent to Mellon's Waiver Department via facsimile at 1-201-680-4688.

If we approve your request, Mellon will notify you via return facsimile or e-mail. You must then send the authorized amount to the Plan Administrator in the form of a certified check, money order or electronic funds transfer drawn on a U.S. bank. The Plan Administrator must receive your investment no later than the close of business on the last day before the applicable pricing period start date. Any funds received by the Plan Administrator after the applicable date will be returned to the investor without interest.

We have the sole discretion whether to approve any request to make an initial or optional cash investment in excess of the $100,000 yearly maximum. We may grant those requests for waiver in order of receipt or by any other method that we determine to be appropriate. We also may determine the amount that you may invest pursuant to a waiver. In deciding whether to approve your request for waiver, we may consider the following material factors:

•
whether, at the time of your request, the Plan Administrator is acquiring shares of common stock for the Plan directly from us or in the open market or in privately negotiated transactions with third parties;

•	whether we need cash to fund a specific project at the current time, at some time in the foreseeable future, or whether funds can be used for a general operational purpose;

•
if we decide that there is a need for additional funds, then we would consider whether this Plan was the most beneficial means of raising additional cash compared to an underwritten offering or the issuance of new debt or the use of current debt;

•
whether the potential issue price is above or below book value, the general stock market trends at the time of consideration, the general utility trends regarding stock prices at the time of consideration, and our recent stock price trend;

•	whether you have participated in the Plan in the past, your current level of participation and whether you are known as a short seller of stock;

•	whether granting the waiver request will facilitate obtaining new, diversified and long-term investment in PNM Resources through the Plan; and

•	whether the total amount of waiver requests exceeds our cash-raising goal and if so we may adjust potential investments down if the requests are greater than required to meet our goal.

We will probably not grant waiver requests when the Plan Administrator is acquiring shares in the open market or through privately negotiated transactions. In addition, if, at the time of your request, we do not need additional funds, determine that issuing new shares is not the most beneficial means of obtaining additional funds, or determine that the purchase price is below book value, then we may not grant your waiver request.

If you do not receive a response from us within 3 business days of submitting your waiver request, you should assume that we have denied your request.

If requests for a waiver are submitted for any pricing period for an aggregate amount in excess of the amount we are then willing to accept, we may honor these requests in order of receipt, or by any other method that we determine, in our sole discretion, to be appropriate.

We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible registered holders or beneficial owners of our common stock for any reason whatsoever including eliminating practices that are inconsistent with the purposes of the Plan, which are to provide a convenient and economical method of investing in our stock and to encourage long-term investment. If it becomes apparent that an individual is buying and immediately selling our common stock to take advantage of the discount provision, we will take action to prevent that type of activity, e.g., by not granting any future waiver requests for that person.

Once a waiver request for a cash investment over $100,000 has been granted, how are shares priced and purchased?

Shares purchased pursuant to a granted waiver request will be purchased directly from us. If a request for waiver is approved, the price of shares purchased from us pursuant to the request for waiver will be determined using a pricing period of not less than one but not more than 10 trading days as determined by us commencing on a date set by us. Initial and optional cash investments made pursuant to a request for waiver will be applied to the purchase of shares of common stock as soon as practicable on or after the business day following the last day of the pricing period. This date is referred to as the "Waiver Investment Date".

Initial and optional cash investments made pursuant to a request for waiver will be acquired at a price equal to the average of the daily high and low sales prices computed up to 7 decimal places, if necessary, of our common stock as reported on the New York Stock Exchange, or NYSE, only, and not a Composite Average, for the applicable trading days immediately preceding the Waiver Investment Date (assuming that we do not set a threshold price for the pricing period or offer a discount from the purchase price as discussed further below). A “trading day” is any day on which our stock is reported as bought or sold over the NYSE. All funds properly received by the Plan Administrator up to the close of business on the last business day before the pricing period begins will be invested by the Plan Administrator in shares of PNM Resources common stock as soon as practicable on or after the Waiver Investment Date. Funds received after this date will be returned to you without interest. Setting a particular 1-10 trading day pricing period for a particular Waiver Investment Date will not affect the setting or a pricing period for any other Waiver Investment Date.

For purposes of determining the price per share for investments made pursuant to a request for waiver, we may set a minimum purchase price per share or Threshold Price, for any pricing period. This Threshold Price is a minimum price that would be used under an alternative method for setting the per share purchase price that is described in the next paragraph. We will determine whether to set a Threshold Price, and, if so, its amount, at least 3 business days before the first day of the pricing period. We will notify the Plan Administrator of the Threshold Price, if any. In deciding whether to set a Threshold Price, we will consider one, all or a combination of the following factors:

•	the general trend of the stock market as a whole, the general trend of the utility sector of the stock market, and the general trend of our stock.

•	whether any previous offerings under the waiver provisions of the Plan been over or under subscribed.

•	do we have an immediate need for the cash, do we foresee an upcoming transaction that will require new cash and are there external events affecting the decision.

Participants may ascertain whether a Threshold Price has been set or waived for any given pricing period by calling Mellon's Waiver Department at 1-201-680-5300 or such other number as we may establish from time to time.

We will fix the Threshold Price for a pricing period as a dollar amount that the average of the high and low sales prices as reported by the NYSE for each trading day of that pricing period (not adjusted for discounts, if any) must equal or exceed. We will exclude from the pricing period and from the determination of the purchase price any trading day within the pricing period that does not meet the Threshold Price. Thus, for example, if we choose to use a 10 day pricing period and the Threshold Price is not met for 2 of the 10 trading days in a pricing period, then we will base the purchase price upon the remaining 8 trading days in which the Threshold Price was met.

In addition, we will return a pro rata portion of each cash investment made pursuant to an approved request for waiver for each trading day of a pricing period for which the Threshold Price is not met as soon as reasonably practical after the pricing period, without interest. The returned amount will be a percentage of the cash investment corresponding to the percentage of trading days below the Threshold Price. Thus, for example, if we chose a 10 day trading period and the Threshold Price is not met for two (2) of the ten (10) trading days in a pricing period, then we will return two-tenths (2/10th or 20%) of the initial or optional cash investment to you without interest after conclusion of the pricing period. This does not constitute a discount to the purchase price; however, it does reduce the total number of shares that you may purchase with respect to a Waiver Investment Date.

The establishment of the Threshold Price and the possible return of a portion of the payment apply only to initial or optional cash investments exceeding $100,000 per year made pursuant to a granted request for waiver. Setting a Threshold Price for a pricing period will not affect the setting of a Threshold Price for any other pricing period. We may waive our right to set a Threshold Price for any particular pricing period. Neither we nor the Plan Administrator are required to give you notice of the Threshold Price for any pricing period. We may alter or amend at our sole discretion these pricing periods at any time and from time to time, prior to the commencement of any pricing period and prior to the granting of any waiver with respect to such period.

At our sole discretion, we may offer participants making a cash investment in excess of $100,000 a discount of up to 3% from the regular purchase price on any particular Waiver Investment Date. The maximum discount rate, if any, on initial or optional cash investments in excess of $100,000 per year may be obtained at least 3 business days before the first day of the applicable pricing period by calling Mellon's Waiver Department at 1-201-680-5300.

Setting a discount from the purchase price for initial and optional cash investments in excess of $100,000 per year for a particular pricing period will not affect the setting of a discount for any other pricing period. We may increase, decrease, or waive our right to set a discount from the purchase price for any particular pricing period. Neither we nor the Plan Administrator is required to give you notice of the discount for any pricing period. When setting the discount, if any, we will consider our capital needs, whether we want to issue equity to meet our capital needs and how quickly we desire to close the investment. For example, to the extent we desire to issue equity in a particular pricing period to meet our capital needs, we are more likely to establish a discount to encourage participants to make cash investments.

USE OF PROCEEDS

We expect to use the net proceeds received from the issuance and sale of common stock offered hereby to refinance term loans outstanding under the bridge loan facility we entered into to finance our acquisition of the Twin Oaks power plant facility and for general corporate purposes, including capital expenditures. At August 31, 2006, the maturity date for our $448.5 million of outstanding borrowings under the bridge loan facility was April 17, 2007, and the weighted average interest rate was approximately 5.95%.

PLAN OF DISTRIBUTION

Subject to the discussion below, we will distribute newly issued shares of our common stock sold under the Plan. Mellon Securities LLC, a registered broker/dealer, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to shares of our common stock sold under the Plan. There are no brokerage commissions or service charges allocated to participants in the Plan in connection with their purchases of such newly issued shares of common stock.

In connection with the administration of the Plan, we may be requested to approve investments made pursuant to waiver requests by or on behalf of participants or other investors who may be engaged in the securities business.

Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act, and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept investments made pursuant to Requests for Waiver by such persons.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to waiver requests under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of our common stock under the Plan, except that a trading fee (currently $.06 per share) is included in the share price for open market purchases. Upon withdrawal by a participant from the Plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a transaction and trading fee and any required tax withholdings or transfer taxes.

You will not incur fees, commissions or expenses in connection with purchases made under the Plan, other than the current trading fee included in the open market share price of $.06 per share. This trading fee will not be charged to you for shares purchased with reinvested dividends. If you direct the Plan Administrator to sell shares of common stock credited to your account, however, the Administrator will deduct from the sales proceeds: (1) any applicable service fee (currently $15.00 per sale transaction) plus (2) the applicable trading fee (currently $.06 per share) and (3) if a wire request is made, a wire fee (currently $25 per wire request). The current fees are set forth in Appendix A.

TRANSFER AGENT AND REGISTRAR

Our Transfer Agent and Registrar is Mellon Investor Services, 480 Washington Boulevard, Jersey City, NJ 07310.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to PNM Resources, Inc.’s Annual Report on Form 10K/A for the year ended December 31, 2005, filed August 8, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003, and Financial Accounting Standards Board Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005, the change in actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31 during 2003, PNMResources, Inc.’s acquisition of TNP Enterprises, Inc. in 2005, and the disclosures regarding the allocation of goodwill among the acquired entities being restated, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting but note the exclusion from Management’s Annual Report on Internal Control Over Financial Reporting of an assessment of the internal control over financial reporting at TNP Enterprises, Inc., and its subsidiaries, which were acquired on June 6, 2005, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINION

Certain legal matters in connection with the common stock offered hereby have been passed upon for PNM Resources by Keleher & McLeod, P.A., Albuquerque, New Mexico.

APPENDIX A

FEE SCHEDULE

Enrollment fee for new investors	No charge
Initial purchase of shares	Trading fee included in share price (currently $0.06 per share), applicable when shares are acquired by the Plan Administrator through its broker
Reinvestment of dividends	No charge. We will pay the applicable trading fee when shares are acquired by the Plan Administrator through its broker
Optional cash investments	Trading fee included in share price (currently $0.06 per share), applicable when shares are acquired by the Plan Administrator through its broker
Sale of shares (partial or full):
Transaction fee	$15 per sale transaction or liquidation
Trading fee	Currently $0.06 per share
Wire fee (optional)	Currently $25 per wire request
Gift or transfer of shares	No charge
Safekeeping of stock certificates	No charge
Certificate issuance	No charge
Returned checks or rejected automatic debit	$35 per check or transaction
Duplicate statements:
Current year	No charge
Prior year(s)	$20 flat fee per request per each prior year

PLAN FEES ARE AT THE DISCRETION OF PNM RESOURCES, INC. INVESTORS SHOULD NOT RELY SOLELY ON THE ABOVE SCHEDULE AS FEES ARE SUBJECT TO CHANGE. FOR MORE INFORMATION, PLEASE CONTACT THE PLAN ADMINISTRATOR AT 1-877-663-7775.

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PNM RESOURCES, INC.

COMMON STOCK
(NO PAR VALUE)

PNM RESOURCES, INC.
PNM RESOURCES DIRECT PLAN

PROSPECTUS

August 31, 2006